Asia Pacific Resources Ltd. Announces Changes to Board of Directors

TORONTO, June 12, 2006 – Asia Pacific Resources Ltd. (“Asia Pacific”) (TXS: APQ) today announced that as a result of the completion of the takeover bid for Asia Pacific by SRMT Holdings Limited (“SRMT”), a wholly-owned indirect subsidiary of Italian-Thai Development Public Company Limited, all six of the previously elected directors of the Board have resigned effective June 9, 2006.  The outgoing directors are John Bovard, Daniel Mintz, Edan Lee, Lee Graber, Robert Connochie and Arthur Roth.  Messrs. William L. Zentgraf, Krisorn Jittorntrum, Per Hofvander, Premchai Karnasuta, Pathai Chakornbundit and Mrs. Nijaporn Charanachitta have been appointed to the Board in accordance with the requirements of the Business Corporations Act (New Brunswick).

Asia Pacific also announced today that as a result of the completion of the takeover bid by SRMT, John Bovard, Chief Executive Officer and President and Robert Scott, Chief Financial Officer have both resigned.  Replacing them will be Premchai Karnasuta, President, Ruj Bunduwongse, Chief Executive Officer and Nijaporn Charanachitta, Chief Financial Officer.

Cautionary Statement Regarding Forward-looking Statements

This document may contain forward-looking statements, relating to the company's operations or to the environment in which it operates, which are based on Asia Pacific's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Asia Pacific's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings.

Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Asia Pacific disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Forbes West, The Sherbourne Group

(416) 203-2200

forbes@sherbournegroup.ca